

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 18, 2022

Marek Bakun
Executive Vice President and Chief Financial Officer
The St. Joe Company
130 Richard Jackson Boulevard , Suite 200
Panama City Beach , FL 32407

      **Re: The St. Joe Company**
           **Form 10-K for the year ended December 31, 2022**
           **Form 10-Q for the quarterly period ended September 30, 2022**
           **File No. 001-10466**

Dear Marek Bakun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

1.     In future filings, both in the current period and prospectively, please expand your disclosures to specifically discuss how increased interest rates impact your results of operations and your financial condition.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction